Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	FRIDAY, APRIL 26 2013

Performance Statistics

On-Time Experience

American	Thu		MTD	Target

D-0	53.7		52.3	67.8
A+14	79.1		69.7	81.4

Eagle

D-0	52.0		56.0	74.0
A+14 DOT	68.8	**	63.6	80.8

**	American Eagle scored a perfect day yesterday with zero cancellations, completing 100 percent of its 1,432 scheduled departures.

Every Bag Counts

American	Thu	MTD*	DOT Standard

	2.18	3.30	2.50

*	DOT claims per 1000 customers

Announcements

» A “Thank You” for a Longstanding Partnership

Approximately 100 team members from across the company were invited to be the first guests onboard the sixth 777-300ER as it enters our fleet. This group is just a reflection of the thousands more who worked tirelessly through restructuring and are equally deserving of this special recognition. “Being able to experience a delivery flight of a new aircraft is a once-in-lifetime opportunity,” said Denise Lynn, SVP - People, “but to experience a 777-300ER is the best of all.” Check out a photo album from the delivery event, which also included a tour of Boeing’s factory and dinner at the Museum of Flight, on new Jetnet.

» Financial Update in the Latest Arrivals!

Interested in the latest news from American and US Airways? The April 25 Arrivals newsletter features both companies’ financial results for the first quarter of 2013, operational performance highlights, updates on reciprocal travel and the uniform survey, as well as a spotlight on team members in the finance department. Read it on new Jetnet.

» Application Deadline Nears for Chris Alexander Scholarship Fund

If you’re a parent of a graduating high school senior and/or a young adult attending a college or university earning a degree in higher education, the deadline is drawing near for your son or daughter to submit an application for the 2013 Chris Alexander Scholarship Fund. See www.chrisalexanderscholarshipfund.com for more details. At least three deserving winners from each category – graduating high school seniors as well as students currently enrolled in a college or university – will be chosen. The deadline to apply is Tuesday, April 30.

» Featured Deal of the Week: AA Interline Cruises

Airline employees and retirees, along with friends and family, have the opportunity to take advantage of exclusive reduced rates on select Interline Travel Cruises. Find out more about the AA Interline Cruises discount details. Don’t forget to check out the local deal offers as well. New discounts are posted at the top of each category.

» Coming Up Across American

Get details on upcoming events on Jetnet’s Event Calendar:

Saturday, April 27

FAY - VMERG NC State Nursing Home Bingo

MIA - March of Dimes March for Babies

SERO - Spring into Fitness (through May 4)

Sunday, April 28

MIA - AIDSWALK Miami

Monday, April 29

All locations - Spring into mAAgic (through May 10)

Tuesday, April 30

HDQ - Weight Watchers at Work

Wednesday, May 1

DFW - American Airlines Cycling Club of North Texas (AACCNT) Weekly Road Ride; American Airlines Intramural Golf League

HDQ - Flying Toasters Toastmasters Club

Thursday, May 2

HDQ - Flagship Speakers Toastmasters Club Meeting; Junior Achievement Bowl-A-Thon; National Day of Prayer; The Good Yarn Club

JFK - Quest Screening

Friday, May 3

DFW - Juma’a Prayer

TULE - Weight Watchers at Work

To showcase your upcoming American-related event, select the Submit an Event link at the upper right corner of the Jetnet Event Calendar.

Industry News

From The Associated Press

Congress Approves Bill to End Airport Delays

The U.S. Congress easily approved legislation today ending furloughs of air traffic controllers that have delayed hundreds of flights daily, infuriated travelers and caused political headaches for lawmakers. The House approved the measure on a 361-41 vote, a day after the Senate swiftly agreed to the bill. The vote came as lawmakers prepared to leave town for a week-long spring recess, a break that would have been less pleasant if they were confronted by constituents upset over travel delays. The FAA furloughed controllers as part of the government-wide reductions. This bill would allow the FAA use of up to $253 million from airport improvement and other accounts to end furloughs for controllers through the end of the federal fiscal year, Sept. 30. In addition to restoring full staffing by controllers, the available funds can be used for other FAA operations, which include preventing the closure of small airport towers around the country. The FAA previously said it would close facilities to meet its share of the spending cuts.

From Reuters

JetBlue Posts Lower Profits on Higher Costs

JetBlue reported a lower first-quarter profit, citing weak demand and higher costs. Earnings came to $14 million, compared with $30 million a year earlier. JetBlue said weak demand in the wake of last year’s Superstorm Sandy hurt travel during the Presidents’ Day holiday. The company said it expects costs to rise in the current quarter.

From ATWOnline

Alaska Air Earns 1Q Net Profit of $37 Million

Alaska Air Group, parent of Alaska Airlines and Horizon Air, earned first-quarter net income of $37 million, down from $41 million in the year-ago period. Excluding the impact of mark-to-market fuel hedge adjustments of $12 million, the company reported a first-quarter net income of $44 million, compared to $28 million in 2012. During the quarter, the airline began new service between San Diego and Boston, and between Seattle and Salt Lake City. The airline announced it will begin new service between San Diego and Lihue, Hawaii, and seasonal service between Portland, Ore., and Fairbanks, Alaska, in June.

Crude Oil and Jet Fuel

Closing Fuel Prices for Thursday, April 25

Crude oil was $93.64 a barrel, up $2.21 from the previous day.

Jet fuel price was $116.24 a barrel, up $1.73.

It’s a Fact

On May 12, American will add a second Boeing 777-300ER flight between New York JFK and London Heathrow.

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.